

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2010

Frederick J. Crawford
Executive Vice President and CFO
Lincoln National Corporation
150 N. Radnor Chester Road
Suite A305
Radnor, PA 19087

Re: **Lincoln National Corporation**
       Form 10-Q for the Quarter Ended March 31, 2010
       File No. 001-06028

Dear Mr. Crawford:

     We have completed our review of your filing and do not have any further comments at this time.

                          Sincerely,

                          Gus Rodriguez
                          Accounting Branch Chief